UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No. __)*

                              --------------------

                            Kinross Gold Corporation
                                (Name of Issuer)
                           Common Shares, No Par Value
                         (Title of Class of Securities)
                                    496902206
                                 (CUSIP Number)

                              --------------------

                                Sharon E. Dowdall
                          Vice President and Secretary
                  Newmont Mining Corporation of Canada Limited
                              Suite 1900, Box 2005
                             20 Eglinton Avenue West
                            Toronto, Ontario M4R 1K8
                                 (415) 480-6480
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                              --------------------

                                   Copies to:

                                   Britt Banks
                  Vice President, General Counsel and Secretary
                           Newmont Mining Corporation
                               1700 Lincoln Street
                             Denver, Colorado 80203
                                 (303) 837-7414

                                January 31, 2003
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                       (Continued on the following pages)
                              (Page 1 of 13 pages)

                              --------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

----------------------                                        ------------------
CUSIP No. 496902206                 13D                       (Page 2 of 13)
----------------------                                        ------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         Newmont Mining Corporation

         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              [a]  [ ]
                                                                        [b]  [ ]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY
--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*
         OO
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                                [ ]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
   NUMBER OF              7    SOLE VOTING POWER
    SHARES                     N/A
  BENEFICIALLY
   OWNED BY
  EACH REPORTING
  PERSON WITH
                          ------------------------------------------------------
                          8    SHARED VOTING POWER
                               43,238,427*
                         -------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER
                               N/A
                         -------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER
                               43,238,427*
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         43,238,427*
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN
         SHARES*                                                             [ ]
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         13.8%**
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
         HC, CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

* Included in this figure are the Common Shares reported by Newmont International Holdings Pty. Ltd. and Newmont Mining Corporation of Canada Limited on a preceding cover page.

** Included in this percentage is the percentage of Common Shares reported by Newmont International Holdings Pty. Ltd. and Newmont Mining Corporation of Canada Limited on a preceding cover page.

----------------------                                        ------------------
CUSIP No. 496902206                 13D                       (Page 3 of 13)
----------------------                                        ------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         Newmont Mining Corporation of Canada Limited

         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [ ]
                                                                     (b)  [ ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY
--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*
         OO
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                             [ ]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Canada
--------------------------------------------------------------------------------
   NUMBER OF              7    SOLE VOTING POWER
    SHARES                     N/A
 BENEFICIALLY
   OWNED BY
     EACH
   REPORTING
  PERSON WITH
                         -------------------------------------------------------
                          8    SHARED VOTING POWER
                               42,465,653
                         -------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER
                               N/A
                         -------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER
                               42,465,653
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         43,238,427*
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                   [ ]
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         13.8%**
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
         CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

* Included in this figure are the Common Shares reported by Newmont International Holdings Pty. Ltd. on a following cover page.

** Included in this percentage is the percentage of Common Shares reported by Newmont International Holdings Pty. Ltd. on a following cover page.

----------------------                                        ------------------
CUSIP No. 496902206                 13D                       (Page 4 of 13)
----------------------                                        ------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         Newmont International Holdings Pty.Ltd

         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [ ]
                                                                     (b)  [ ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY
--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*
         OO
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                             [ ]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Australia
--------------------------------------------------------------------------------
   NUMBER OF              7    SOLE VOTING POWER
    SHARES                     N/A
 BENEFICIALLY
   OWNED BY
     EACH
   REPORTING
  PERSON WITH
                         -------------------------------------------------------
                          8    SHARED VOTING POWER
                               772,774
                         -------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER
                               N/A
                         -------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER
                               772,774
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         43,238,427*
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                   [ ]
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         13.8%**
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
         CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

* Included in this figure are the Common Shares reported by Newmont Mining Corporation of Canada Limited on a preceding cover page.

** Included in this percentage is the percentage of Common Shares reported by Newmont Mining Corporation of Canada Limited on a preceding cover page.

Item 1.  Security and Issuer

          This Schedule 13D relates to common shares, no par value (the "Common Shares") of Kinross Gold Corporation, a corporation organized pursuant to the laws of the Province of Ontario, Canada ("Kinross"). The principal executive offices of Kinross are located at: 52nd Floor, Scotia Plaza, 40 King Street West Toronto, Ontario M5H 3Y2

Item 2.  Identity and Background.

          Newmont Mining Corporation, a Delaware corporation ("Newmont"), is a company principally engaged in the production of gold and exploration for gold, and the acquisition and development of gold properties worldwide, having its principal address at:

          1700 Lincoln Street
          Denver, Colorado 80203

          Newmont Mining Corporation of Canada Limited, a corporation incorporated under the laws of Canada ("Newmont Canada"), is a public precious metals royalty company, having its principal address at:

          Suite 1900, Box 2005
          20 Eglinton Avenue West
          Toronto, Ontario  M4R 1K8
          Canada

          Newmont International Holdings Pty. Ltd., an Australian corporation ("Newmont Holdings" and, together with Newmont and Newmont Canada, the "Reporting Persons"), is a Australian holding company for investments in various overseas corporations, having its principal address at:

          100 Hutt Street
          Adelaide, South Australia
          AUSTRALIA

          Set forth in Annex A, Annex B and Annex C attached hereto and incorporated herein by reference are the name, title, business address, principal occupation and address of the business in which the principal occupation is conducted, and citizenship of each executive officer and director of Newmont, Newmont Canada and Newmont Holdings, respectively.

          During the last five years, none of the Reporting Persons and/or the current officers or directors of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration

          The Reporting Persons received Common Shares of Kinross in the Combination (as described in Item 4 below), which closed on January 31, 2003.

Item 4. Purpose of Transaction

          On June 14, 1999, Normandy Mining Limited (ACN 009295765), an Australian company ("Normandy"), completed a transaction with TVX Gold Inc. ("TVX") pursuant to which, in part, (i) Newmont Holdings subscribed for and was issued 356,665 common shares in the capital of TVX (on a basis post the TVX share consolidation effective in June 2000) and (ii) a joint venture now known as "TVX Newmont Americas" between TVX and Normandy was created.

          On April 3, 2002, 244,994,150 common shares of Echo Bay Mines Ltd. ("Echo Bay") were issued to Newmont Canada upon the conversion of $67 million principal amount of capital securities in connection with the reorganization of Echo Bay.

          On June 10, 2002, Kinross Gold Corporation ("Kinross"), Echo Bay and TVX entered into a combination agreement (the "Combination Agreement") providing for the combination of the three companies (the "Combination") and the concurrent acquisition by TVX of Newmont's 49.9% interest in TVX Newmont Americas. Under the Combination Agreement, the Combination was to be achieved by a plan of arrangement, whereby shareholders of Echo Bay would receive 0.52 of a Kinross share for each Echo Bay share and TVX shareholders would receive 0.65 of a Kinross share for each TVX share. Concurrently, with the Combination taking effect, TVX would acquire Newmont's interest in TVX Newmont Americas through a separate agreement. The Combination was conditional upon, among other things, the approval of the Combination by each company's shareholders. In connection with the Combination, on June 10, 2002, Newmont and Newmont Canada entered into a lock-up agreement with Echo Bay (the "Lock-Up Agreement"), pursuant to which, subject to certain exceptions, Newmont and Newmont Canada agreed to (i) continue to hold Newmont Canada's Echo Bay common shares until the conclusion of the Echo Bay shareholders' meeting called to approve the Combination and (ii) vote such shares in favor of Echo Bay's participation in the Combination. On November 19, 2002, various of the above agreements were amended to extend the proposed closing date to January 31, 2003.

          On January 31, 2003, the Combination and the sale by Newmont of its interest in TVX Newmont Americas to TVX was completed in the manner described above.

          As a result of the Combination, Newmont Canada acquired 42,465,653 Common Shares of Kinross in exchange for Newmont Canada's interest in Echo Bay and Newmont Holdings acquired 772,774 Common Shares of Kinross in exchange for Newmont Holdings' interest in TVX.

          The Common Shares of the Reporting Persons were acquired for investment purposes. However, the Reporting Persons will review their holdings from time to time and may increase or decrease their holdings in Kinross as future circumstances may dictate. Such transactions may be made at any time without prior notice. There can be no assurance, however, that the Reporting Persons will take any such actions. Except as set forth above, the Reporting Persons have no plans or proposals with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) - (b) Newmont Canada and Newmont Holdings are indirect subsidiaries of Newmont. Newmont Canada holds 42,465,653 Common Shares of Kinross and Newmont Holdings holds 772,774 Common Shares of Kinross for an aggregate of 43,238,427 Common Shares of Kinross representing 13.8% of the Common Shares of Kinross outstanding at the date of this filing. Newmont, as the ultimate parent of Newmont Canada and Newmont Holdings, may be deemed to be the beneficial owner of, and may be deemed to have sole power to vote or to direct the vote of, and the sole power to dispose or direct the disposition of, the Common Shares of Kinross held by Newmont Canada and Newmont Holdings.

(c) On January 31, 2003, the Reporting Persons acquired 43,238,427 Common Shares of Kinross (in the aggregate) in the Combination.

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to be Filed as Exhibits

(a) Joint Filing Agreement

                                    SIGNATURE

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 7, 2003

                              NEWMONT MINING CORPORATION

                              By: /s/ Ardis Young
                                 -----------------------------------------------
                                 Name:    Ardis Young
                                 Title:   Assistant Secretary

                              NEWMONT MINING CORPORATION OF CANADA LIMITED

                              By: /s/ Sharon E. Dowdall
                                 -----------------------------------------------
                                 Name:    Sharon E. Dowdall
                                 Title:   Vice President and Secretary

                              NEWMONT INTERNATIONAL HOLDINGS PTY. LTD.

                              By: /s/ Ken Williams
                                 -----------------------------------------------
                                 Name:    Ken Williams
                                 Title:   Director

                                     Annex A

          The name, present principal occupation, address of business in which such principal occupation is conducted and citizenship of each director and executive officer of Newmont Mining Corporation are set forth below. The business address for each person listed below is, unless otherwise noted, c/o Newmont Mining Corporation, 1700 Lincoln Street, Denver, Colorado 80203.



             NAME               TITLE               PRESENT          ADDRESS OF BUSINESS IN WHICH         CITIZENSHIP
                                                   PRINCIPAL             PRINCIPAL OCCUPATION
                                                   OCCUPATION                  CONDUCTED
     Britt D. Banks        Vice President,   Vice President,         See above.                          United States
                           General Counsel   General Counsel and
                           and Secretary     Secretary of Newmont
                                             Mining Corporation

     Glen A. Barton        Director          Chairman and Chief      100 NE Adams Street                 United States
                                             Executive Officer of    Peoria, IL 61629-7216
                                             Caterpillar Inc.

     Vincent A. Calarco    Director          President and Chief     One American Lane                   United States
                                             Executive Officer of    Greenwich, CT 06831
                                             Crompton Corporation

     James T. Curry, Jr.   Director          Retired Director and    N/A                                 United States
                                             Retired Chief
                                             Executive Officer of
                                             the Minerals Division
                                             of Broken Hill
                                             Proprietary Company
                                             Ltd.

    John A.S. Dow          Executive Vice    Executive Vice          See above.                           New Zealand
                           President and     President of Newmont
                           Managing          Mining Corporation
                           Director of       and Managing Director
                           Newmont           of Newmont Australia
                           Australia         Limited
                           Limited

     Thomas L. Enos        Vice President    Vice President of       See above                           United States
                           and Managing      Newmont Mining
                           Director,         Corporation and
                           Newmont           Managing Director,
                           Indonesia         Newmont Indonesia
                           Limited           Limited

     Joseph P. Flannery    Director          Chairman, President     70 Great Hill Road                  United States
                                             and Chief Executive     Naugatuck, CT 06770
                                             Officer of Uniroyal
                                             Holding Inc.

     David H. Francisco    Executive Vice    Executive Vice          See above.                          United States
                           President,        President, Operations
                           Operations        of Newmont Mining
                                             Corporation

     M. Craig Haase        Director          Retired Executive       N/A                                 United States
                                             Vice President and
                                             Chief Legal Officer
                                             of Franco-Nevada
                                             Mining Corporation
                                             Limited.

     Michael S. Hamson     Director          Chairman of Hamson      Acland Street Corner                  Australia
                                             Consultants             Entrance (Rear)
                                                                     195 Walsh Street
                                                                     South Yarra, VIC 3141
                                                                     AUSTRALIA

     Bruce D. Hansen       Senior Vice       Senior Vice President   See above.                          United States
                           President and     and Chief Financial
                           Chief Financial   Officer of Newmont
                           Officer           Mining Corporation


             NAME               TITLE               PRESENT          ADDRESS OF BUSINESS IN WHICH         CITIZENSHIP
                                                   PRINCIPAL             PRINCIPAL OCCUPATION
                                                   OCCUPATION                  CONDUCTED
     David Harquail        President and     President and           See above.                             Canada
                           Managing          Managing Director,
                           Director,         Newmont Capital
                           Newmont Capital   Limited, of Newmont
                           Limited           Mining Corporation

     Leo I. Higdon, Jr.    Director          President of            Office of the President             United States
                                             Charleston College      College of Charleston
                                                                     66 George Street
                                                                     Charleston, SC 29424

     Donald G. Karras      Vice President,   Vice President,         See above.                          United States
                           Taxes             Taxes, of Newmont
                                             Mining Corporation

     Pierre Lassonde       Director;         President of Newmont    See above.                             Canada
                           President         Mining Corporation

     Thomas P. Mahoney     Vice President    Vice President and      See above.                          United States
                           and Treasurer     Treasurer of Newmont
                                             Mining Corporation

     Robert J. Miller      Director          Partner, Jones Vargas   Third Floor South                   United States
                                             law firm                3773 Howard Hughes Parkway
                                                                     Las Vegas, NV 89109-0949

     Wayne W. Murdy        Director,         Chairman and Chief      See above.                          United States
                           Chairman and      Executive Officer of
                           Chief Executive   Newmont Mining
                           Officer           Corporation

     David W. Peat         Vice President    Vice President and      See above.                          United States
                           and Global        Global Controller of
                           Controller        Newmont Mining
                                             Corporation

     Richard M. Perry      Vice President    Vice President of       See above.                          United States
                           and Managing      Newmont Mining
                           Director,         Corporation and
                           Newmont USA       Managing Director of
                           Limited           Newmont USA Limited

     Robin A. Plumbridge   Director          Retired Chairman of     N/A                                 United States
                                             Gold Fields of South
                                             Africa Limited

     John B. Prescott      Director          Chairman of             Level 28, 140 William Street          Australia
                                             Australian Submarine    Melbourne, VIC 3000
                                             Corporation Pty         AUSTRALIA
                                             Limited

     Moeen A. Qureshi      Director          Chairman of Emerging    2001 Pennsyl;vania Avenue, NW         Pakistan
                                             Markets Partnership     Suite 1100
                                                                     Washington, D.C. 20006

     Michael K. Reilly     Director          Retired Chairman of     N/A                                 United States
                                             Zeigler Coal Holding
                                             Company

     Carlos Santa Cruz     Vice  President   Vice President of       See above.                              Peru
                           and Managing      Newmont Mining
                           Director,         Corporation and
                           Newmont Peru      Managing Director of
                           Limited           Newmont Peru Limited

    Seymour Schulich       Director          Chairman                Suite 1900, Box 2005                    Canada
                                             of Newmont              20 Eglinton Avenue West
                                             Capital Limited         Toronto, ON  M4R 1K8
                                                                     CANADA


             NAME               TITLE               PRESENT          ADDRESS OF BUSINESS IN WHICH         CITIZENSHIP
                                                   PRINCIPAL             PRINCIPAL OCCUPATION
                                                   OCCUPATION                  CONDUCTED
     James V. Taranik      Director          President Emeritus of   Department of Geological            United States
                                             Desert Research         Sciences, MS 172
                                             Institute of the        Mackay School of Mines
                                             University and          University of Nevada, Reno
                                             Community College       Reno, NV 89557-0138
                                             System of Nevada

                                     Annex B

          The name, present principal occupation, address of business in which such principal occupation is conducted and citizenship of each director and executive officer of Newmont Canada are set forth below. The business address for each person listed below, unless otherwise noted, is c/o Newmont Mining Corporation, 1700 Lincoln Street, Denver, Colorado 80203.

                                                    PRESENT               ADDRESS OF BUSINESS IN
                                                   PRINCIPAL            WHICH PRINCIPAL OCCUPATION
             NAME              TITLE               OCCUPATION                   CONDUCTED                CITIZENSHIP
     Britt D. Banks        Vice President  Vice President, General     See above.                       United States
                                           Counsel and Secretary of
                                           Newmont Mining Corporation

     Sharon E. Dowdall     Vice            Vice President and          Suite 1900, Box 2005                Canada
                           President and   Secretary Newmont Mining    20 Eglinton Avenue West
                           Secretary       Corporation of Canada       Toronto, ON  M4R 1K8
                                           Limited and Newmont         CANADA
                                           Capital Limited, Group
                                           Legal Counsel -  Canada
                                           Newmont Mining Corporation

     Joseph P. Flannery    Director        Chairman, President and     70 Great Hill Road               United States
                                           Chief Executive Officer     Naugatuck, CT 06770
                                           of Uniroyal Holding Inc.

     David H. Francisco    Vice President  Executive Vice President,   See above.                       United States
                                           Operations, of Newmont
                                           Mining Corporation

     Bruce D. Hansen       Vice President  Senior Vice President and   See above.                       United States
                                           Chief Financial Officer
                                           of Newmont Mining
                                           Corporation

     Leo I. Higdon, Jr.    Director        President of Charleston     Office of the President          United States
                                           College                     College of Charleston
                                                                       66 George Street
                                                                       Charleston, SC 29424

     Donald G. Karras      Vice President  Vice President, Taxes       See above                        United States
                                           Newmont Mining Corporation

     Pierre Lassonde       Director;       President of Newmont        See above.                          Canada
                           President       Mining Corporation

     Wayne W. Murdy        Director;       Chairman and Chief          See above.                       United States
                           Chairman        Executive Officer of
                                           Newmont Mining Corporation

     Thomas P. Mahoney     Vice            Vice President and          See above                        United States
                           President and   Treasurer
                           Treasurer

     Robin A. Plumbridge   Director        Retired Chairman of Gold    See above                        United States
                                           Fields of South Africa
                                           Limited

     Moeen A. Qureshi      Director        Chairman of Emerging        2001 Pennsyl;vania Avenue,         Pakistan
                                           Markets Partnership         NW
                                                                       Suite 1100
                                                                       Washington, D.C. 20006

     Seymour Schulich      Director        Chairman of Newmont         Suite 1900, Box 2005                Canada
                                           Capital Limited,            20 Eglinton Avenue West
                                           Director, Newmont Mining    Toronto, ON  M4R 1K8
                                           Corporation                 CANADA


     James V. Taranik      Director        President Emeritus of       Department of Geological         United States
                                           Desert Research Institute   Sciences, MS 172
                                           of the University and       Mackay School of Mines
                                           Community College System    University of Nevada, Reno
                                           of Nevada                   Reno, NV 89557-0138

     H. Geoffrey Waterman  Vice President  Vice President Newmont      Suite 1900, Box 2005                Canada
                                           Mining Corporation of       20 Eglinton Avenue West
                                           Canada Limited              Toronto, ON  M4R 1K8
                                                                       CANADA

     Ardis Young           Assistant       Assistant Secretary,        See above                        United States
                           Secretary       Newmont Mining Corporation

                                     Annex C

          The name, present principal occupation, address of business in which such principal occupation is conducted and citizenship of each director and executive officer of Newmont International Holdings Pty. Ltd. The business address for each person listed below is c/o Newmont International Holdings Pty. Ltd., 100 Hutt Street, Adelaide, South Australia, AUSTRALIA


                                                    PRESENT               ADDRESS OF BUSINESS IN
                                                   PRINCIPAL            WHICH PRINCIPAL OCCUPATION
             NAME              TITLE               OCCUPATION                   CONDUCTED                CITIZENSHIP
     Kenneth G. Williams   Director        Director of Newmont         See above                         Australian
                                           Australia Limited

     Colin C. Lake         Director        Financial Manager of        See above                         Australian
                                           Newmont Australia
                                           Limited

     Phillip J. Gerrard    Director        Chartered Accountant        See above                         Australian
                                           at Newmont Australia
                                           Limited

     Pauline F. Carr       Company         Company Secretary of        See above.                        Australian
                           Secretary       Newmont International
                                           Holdings Pty. Ltd.

     David W. Godfrey      Company         Company Secretary of        See above.                        Australian
                           Secretary       Newmont International
                                           Holdings Pty. Ltd